THE LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive Suite A Murrieta, CA 92596 (323) 799-1342 (951) 224-6675 www.jilliansidoti.com

April 3, 2013

Ms. Sonia Barros
Special Counsel
Securities Exchange Commission

Re: Equisource Hotel Fund I, LLP
Registration Statement on Form S-11
Filed December 5, 2012
File No. 333-185267

Dear Ms. Barros,

Please see the answers to your comments below.

General

1.
We note your response to comment 4 of our comment letter dated December 28, 2012.We have forwarded your response to the Office of Mergers and Acquisition. They are considering your analysis with regard to the applicability of the tender offer rules to your unit repurchase program.

Noted.

Use of Proceeds, page 15

2.
We note your response to prior comment 18. Please ensure the consistency of the disclosure included within the prospectus summary with those used elsewhere within the filing (e.g., the use of proceeds section on page 37 of your filing). Specifically, we note that you have included discussion within the prospectus summary that management may purchase defaulted notes secured by hotel properties where you believe there is an opportunity to obtain such properties and that such discussion was not included within your disclosures on page 37.

We have made this disclosure, for consistency, on page 37.

Use of Proceeds, page 37

3.
We note your response to comment 24 of our comment letter dated December 28, 2012.Please reconcile the “purchase of hotels and hotel renovation” line item with the table on page 15 (in the summary section) by including footnote 4.

We have changed the line to read “Hotel purchases and construction/rehabilitation costs” and have included footnote 4 to read: “The Company primarily intends on purchasing hotels. However, the Company may also purchase notes that are in default and are secured by hotel properties. We do not know how many such notes we would purchase. It will depend highly on the availability of both funds and inventory. We would only purchase such notes if we believed there would be an opportunity to eventually foreclose and obtain the underlying property.”

Policy with respect to certain activities, page 38

4.
We note your response to comment 7 of our comment letter dated December 28, 2012.Please revise your disclosure to provide the information required by Item 12(a), (c), (d), and (e). If you do not propose to engage in a particular activity, please make a specific statement to that effect. Refer to Instruction 1 to Item 12 of Form S-11.

We have added the following:

We have no intention of participating in the following activities:

(a) To issue senior securities.

(b) To make loans to other persons.

(c) To invest in the securities of other issuers for the purpose of exercising control.

(d) To underwrite the securities of other issuers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

5.
We note your response to comment 25 of our comment letter dated December 28, 2012 and re-issue the comment in part. Please revise your disclosure in this section to provide details of your plan of operations, particularly with respect to the purchase of hotels, the categories of expenditures and the expected sources of funding. Please explain how you intend to meet each of the milestones if you cannot receive funding.

We have added the following to this section:

“We expect that most of the funds that we raise will be used to go towards hotel purchases. We will be able to purchase smaller hotels with our initial capital of $1,000,000. This will also provide for rehabilitation expenses so long as we utilize bank financing. In the case of buying distressed notes that are secured by hotel properties, we expect we may incur legal expenses as well. We expect that these costs will be covered by our initial investment of $1,000,000 from this Offering.

In addition to the capital provided by this Offering, we expect that much of our financing for our hotel purchases may come from traditional financing sources such as a bank. We expect that we may finance any particular hotel purchase with up to 75% financing from a traditional banking institution.

We expect that most of the rehab costs and working capital costs will come from this Offering and from the General Partner. As stated earlier, the General Partner does intend to provide financing in the event there is a shortfall.

If we are unable to obtain financing on any property, we will either purchaser a smaller hotel property with cash from this Offering and from an investment from our General Partner. If we are unable to raise a minimum of $1,000,000, we will then return capital to investors. If we purchase a hotel and have funds available, but not enough funds available to actually purchase an additional property or provide for a down payment on an additional property, we intend to return funds and reduce capital accounts of the limited partners.”

Results of Operations, page 39

6.
We note your response to prior comment 26 as well as your disclosure on page 73 under the section “Capital Contribution” where you have indicated that the general partner contributed $15,000 for start-up expenses. Since you have indicated that $3,986 in cash is what remains from the general partners’ capital contribution of $15,000, please tell us why you have not reflected $15,000 of capital contributions within your statements of cash flows and why you have not reflected the offering costs within the statements of operations. Additionally, please tell us if you have incurred any organization costs to date and, if so, disclose your accounting policy.

We have updated here and throughout to reflect the following:

The General Partner to date has advanced $15,500. This has gone to pay our attorney $10,000 in relation to this filing, $1,500 to pay our auditor, $14 in bank fees, and $3,986 remains in cash in our bank account. The $10,000 paid towards legal fees is currently in the client trust account of our attorney and has not been expensed out and has been recorded as a prepaid expense on our balance sheet. The Registrant will not be responsible for this cost or any other costs associated with the cost of the Offering. We will update this Registration Statement as we incur costs and for each amendment.

Liquidity and Capital Resources, page 40

7.
We note your response to comment 27 of our comment letter dated December 28, 2012 and re-issue the comment in part. Please revise your disclosure to quantify your cash needs in the short term. Also revise your disclosure to state that you currently do not have an agreement in place for the $50,000 per person funding from management.

We note we do not have an agreement in place and also added “In the immediate, upon effectiveness of this Registration Statement, we expect to incur the following costs: $10,000 for legal fees, $5,000 in blue sky fees (approximately), some nominal costs for escrow fees related to escrowing our minimum $1,000,000, and approximately $5,000 in some marketing and working capital costs. We expect that our General Partners will provide this capital of which we have no written agreement.”

Prior Performance of the General Partners, page 50

8.
We note your response to comment 29 of our comment letter dated December 28, 2012 and re-issue the comment in its entirety. Item 8 of Industry Guide 5 applies to “programs” sponsored by your General Partner and affiliates. Please provide us an analysis as to whether EquiSource Management, LLC, your General Partner, and Equisource Holdings are “programs” and whether your General Partner or affiliates have other “programs.” If so, please revise your disclosure to provide the information required by Item 8 of Industry Guide 5.

We have never used financing other than that provided by affiliates and banking institutions and thus, we do not believe that we have other “programs” that are appropriate for disclosure. Based on a phone discussion with the Commission, we have elected to remove this section as it does not qualify as a program.

Security Ownership of Certain Beneficial Owners and Management, page 54

9.
We note your response to comment 32 of our comment letter dated December 28, 2012.Please clarify why the table indicates “5 persons” and footnote 3 lists four people.

This has been revised to reflect four people.

Glossary, page 77

10.
We note your response to comment 31 of our comment letter dated December 28, 2012 where you included the qualifier. Given that you have limited assets and no revenues, we continue to believe that you do not have a reasonable basis for an estimated return or distribution. As such, please revise the definition of “limited partnership units” to remove the reference to a 7% per annum return.

We have removed.

Plan of Distribution, page 86

11.
We note your response to comment 35 of our comment letter dated December 28, 2012.Please revise your disclosure to set forth the basis in which your general partners and Mr. Jolley meet the safe harbor provisions set out in Rule 3a4-1 of the Securities Exchange Act of 1934, including the three preliminary requirements and one of the three alternative sets of conditions that must be satisfied.

We have added the following:

Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Mr. Jolley, Mr. Herlean, Mr. Byrne, and Mr. Reiter are not subject to any statutory disqualification, as that term is defined in Section 3(a) (39) of the Exchange Act. Mr. Jolley, Mr. Herlean, Mr. Byrne, and Mr. Reiter will not be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Mr. Jolley, Mr. Herlean, Mr. Byrne, and Mr. Reiter are not, nor have they been within the past 12 months, a broker or dealer, and they are not, nor have they been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, Mr. Jolley, Mr. Herlean, Mr. Byrne, and Mr. Reiter will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Mr. Jolley, Mr. Herlean, Mr. Byrne, and Mr. Reiter will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

Financial Statements

General

12.
Please provide updated and audited financial statements in an amended filing on Form S-11 which relates to your initial year which commenced from inception on September 19, 2012 through December 31, 2012. In addressing this comment, please refer to and ensure that your financial statements comply with the Accounting Standards Codification Sections 915-210-45 and 915-225-45 relating to development stage enterprises.

We are currently working on providing audited financial statements per this comment. We, in the interim, have provided unaudited statements. We are attempting to clear all other comments with the exception of this one.

Subscription Agreement

13.
The representations specified in the last two paragraphs of Section 5 on page 3 should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

We have removed the last two paragraphs.

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

(i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-11, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-11;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form S-11 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-11; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-11 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Sincerely,

Jillian Ivey Sidoti, Esq.